UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Rent-A-Center, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

76009N100
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,703,611
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,703,611
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,703,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,288,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,288,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,288,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Rent-A-Center, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5501 Headquarters Drive, Plano, Texas 75024.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Co-Invest V, LP, a Delaware limited partnership (“Engaged Capital Co-Invest V”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;

(iv)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;

(v)
Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V and the investment adviser of a certain managed account (the “Engaged Capital Account”);

(vi)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(vii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V is investing in securities.  Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,324,944 Shares beneficially owned by Engaged Capital Flagship Master is approximately $22,217,946, including brokerage commissions.  The aggregate purchase price of the 2,703,611 Shares beneficially owned by Engaged Capital Co-Invest V is approximately $23,838,010, including brokerage commissions.  The aggregate purchase price of the 259,821 Shares held in the Engaged Capital Account is approximately $2,486,139, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding means to create stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 53,149,617 Shares outstanding as of October 26, 2016, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2016.

As of the close of business on January 27, 2017, Engaged Capital Flagship Master beneficially owned 2,324,944 Shares, constituting approximately 4.4% of the Shares outstanding.  Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,324,944 Shares owned by Engaged Capital Flagship Master, constituting approximately 4.4% of the Shares outstanding.

As of the close of business on January 27, 2017, Engaged Capital Co-Invest V beneficially owned 2,703,611 Shares, constituting approximately 5.1% of the Shares outstanding.

As of the close of business on January 27, 2017, 259,821 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest V and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 5,288,376 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 5,288,376 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.  Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 5,288,376 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest V, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

 (c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 30, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Engaged Capital Flagship Master has entered into certain cash-settled total return swap agreements with Nomura Securities International, Inc. (“Nomura”) as the counterparty (the “Swap Agreements”).  The swaps with Nomura constitute economic exposure to an aggregate of 1,594,488 notional Shares, representing approximately 3.0% of the outstanding Shares, which have a maturity date of January 23, 2018.  The Swap Agreements provide Engaged Capital Flagship Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Engaged Capital Flagship Master has economic exposure to an aggregate of 3,919,432 Shares, representing approximately 7.4% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

The Swap Agreements with Nomura referenced herein provide for various execution prices. Please refer to Schedule B of this Schedule 13D and Schedule A of any subsequent amendments thereto for the specific execution prices of the various swaps.

The Reporting Persons collectively have economic exposure to an aggregate of 6,882,864 Shares, representing approximately 12.9% of the outstanding Shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated January 30, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2017

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*

Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Common Stock	133,370	11.2489	12/30/2016
Purchase of Common Stock	25,455	8.1078	01/19/2017
Purchase of Common Stock	82,210	8.1193	01/19/2017
Purchase of Common Stock	16,120	8.2543	01/19/2017
Purchase of Common Stock	75,515	8.9450	01/19/2017
Purchase of Common Stock	130,894	8.8459	01/19/2017
Purchase of Common Stock	30,225	8.5771	01/19/2017
Purchase of Common Stock	6,616	8.0204	01/20/2017
Purchase of Common Stock	23,734	8.1149	01/20/2017
Purchase of Common Stock	9,316	8.0206	01/20/2017
Purchase of Common Stock	6,880	8.2838	01/20/2017
Purchase of Common Stock	6,616	8.2103	01/20/2017
Purchase of Common Stock	21,933	8.3339	01/20/2017
Purchase of Cash-Settled Total Return Swap	370,702	8.1919	01/23/2017
Purchase of Cash-Settled Total Return Swap	382,591	8.3213	01/24/2017
Purchase of Cash-Settled Total Return Swap	136,079	8.3299	01/25/2017
Purchase of Cash-Settled Total Return Swap	264,079	8.2145	01/26/2017
Purchase of Cash-Settled Total Return Swap	441,037	7.9092	01/27/2017

ENGAGED CAPITAL CO-INVEST V, LP

Purchase of Common Stock	26,434	10.4976	12/06/2016
Purchase of Common Stock	125,000	10.3504	01/17/2017
Purchase of Common Stock	100,000	10.1271	01/17/2017
Purchase of Common Stock	50,000	9.8717	01/18/2017
Purchase of Common Stock	78,077	8.2543	01/19/2017
Purchase of Common Stock	121,995	8.1078	01/19/2017
Purchase of Common Stock	398,179	8.1193	01/19/2017
Purchase of Common Stock	633,976	8.8459	01/19/2017
Purchase of Common Stock	146,394	8.5771	01/19/2017
Purchase of Common Stock	365,985	8.9450	01/19/2017
Purchase of Common Stock	141,379	8.3339	01/20/2017
Purchase of Common Stock	42,645	8.2103	01/20/2017
Purchase of Common Stock	152,989	8.1149	01/20/2017
Purchase of Common Stock	44,351	8.2838	01/20/2017
Purchase of Common Stock	58,651	8.0206	01/20/2017
Purchase of Common Stock	42,645	8.0204	01/20/2017

ENGAGED CAPITAL, LLC
(Through the Engaged Capital Account)

Purchase of Common Stock	16,630	11.2489	12/30/2016
Purchase of Common Stock	9,195	8.1193	01/19/2017
Purchase of Common Stock	2,550	8.1078	01/19/2017
Purchase of Common Stock	3,381	8.5771	01/19/2017
Purchase of Common Stock	14,641	8.8459	01/19/2017
Purchase of Common Stock	1,803	8.2543	01/19/2017
Purchase of Common Stock	8,500	8.9450	01/19/2017
Purchase of Common Stock	739	8.0204	01/20/2017
Purchase of Common Stock	2,451	8.3339	01/20/2017
Purchase of Common Stock	769	8.2838	01/20/2017
Purchase of Common Stock	800	8.0206	01/20/2017
Purchase of Common Stock	2,652	8.1149	01/20/2017
Purchase of Common Stock	739	8.2103	01/20/2017